CCF investments, Inc. Exemption Report
For the fiscal year ending December 31, 2015

CCF Investments, Inc. (the Company) and the Principals of CCF Investments, Inc. hereby make the following statements to their best knowledge and belief:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 for the year ended December 31, 2015 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Debora Wallace, attest and affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

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VP/FINOP

I, Richard L Kinnard, attest and affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

CEO

CC: Rhea Kemble Dignam, Regional Director
        Atlanta Regional Office of the SEC
        950 East Paces Ferry, N.E., Suite 900
        Atlanta, GA 30326-1382